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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER 1, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission Filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Media release

Hans Nützi Appointed New CEO of Clariden Leu

Zurich, November 1, 2007 — Hans Nützi, Deputy CEO and Head of Investment Products & Wealth Management Services, will assume overall management of Clariden Leu with effect from
November 15, 2007. Current CEO F. Bernard Stalder is retiring for personal reasons.

F. Bernard Stalder, CEO of Clariden Leu, is handing over the reins of the company to his deputy Hans Nützi with effect from November 15, 2007. Walter Berchtold, Chairman of the Board of Clariden Leu, commented: “I regret to announce that F. Bernard Stalder has decided to leave Clariden Leu. He has played a leading role in building up Clariden Leu and made a substantial contribution to the outstanding market positioning of the former Clariden Bank. His entrepreneurial mentality has left a lasting imprint on the culture of Clariden Leu. I would like to thank F. Bernard Stalder for his relentless dedication to our company and wish him all the best for the future.”

“I am very pleased to have such a competent and widely experienced successor — Hans Nützi — from within our own organization”, Walter Berchtold says further. “As long-standing CEO of the former Bank Leu, he is perfectly suited to taking on this new responsibility. One of his many accomplishments at Bank Leu includes the successful transformation of this financial institution from a universal bank to a dynamic private bank. Hans Nützi was one of the driving forces behind the creation of the new Clariden Leu. Having initially headed Private Banking and then Investment Products & Wealth Management Services, he has in-depth knowledge of these two strategic business areas of the bank. Together with the existing management team, Hans Nützi will pursue the course set by Clariden Leu consistently and successfully.”

The ad interim successor to Hans Nützi as Head of Investment Products & Wealth Management Services will be Stefan K. Kräuchi, who was recently appointed Head of Investment Funds & Alternative Investment Products at Clariden Leu. For the last seven years he has worked at AIG Inc. as CEO of AIG Fund Management (Switzerland) and as a Member of the Executive Board of AIG Private Bank. Since 2006, Stefan K. Kräuchi has also acted as Head of International Fund Business Development in AIG Investments.

CV Hans Nützi

Hans Nützi is currently Deputy CEO of Clariden Leu and Head of Investment Products & Wealth Management Services. After Clariden Leu was formed in January 2007, he initially worked as Chief Executive Officer of Private Banking. From April 1, 2003 to the end of 2006 he was Chief Executive Officer of Bank Leu.

Hans Nützi joined the former Schweizerische Volksbank in 1972. Before taking over management of the Central Switzerland Region of Credit Suisse Private Banking in 1998, he acquired comprehensive knowledge of the banking business in the spheres of Private Banking, Trading, Financial Analysis, and Auditing, as well as gaining many years’ management experience. From 2002 until his appointment as CEO of Bank Leu, Hans Nützi was responsible for the Private Banking business of Credit Suisse with onshore and offshore clients of German-speaking regions of Switzerland, as well as for the business with external asset managers.

Please refer questions to:

Dagmar Laub, Head of Communications
Direct dial no. +41 (0)58 205 37 10; dagmar.laub@claridenleu.com

Tobias Billeter, Media Relations
Direct dial no. +41 (0)58 205 31 61; tobias.billeter@claridenleu.com

Clariden Leu Ltd came into being on January 26, 2007 as a result of the merger of Credit Suisse’s four private banks — Clariden, Bank Leu, Bank Hofmann, and BGP Banca di Gestione Patrimoniale — as well as the securities dealer Credit Suisse Fides. It is a leading private bank offering a comprehensive and high-quality range of products and advisory services. With over 20 offices worldwide, Clariden Leu serves wealthy clients with demanding wealth management and product requirements, external asset managers, and wholesale clients. With assets under management of some CHF 133 billion (as at June 30, 2007), Clariden Leu is one of Switzerland’s biggest asset managers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	November 1, 2007	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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